UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-42133

Rectitude Holdings Ltd

(Translation of registrant’s name into English)

35 Tampines Industrial Avenue 5
T5@Tampines
Singapore 528627
+65 6749 6647

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On September 2, 2025, the Company issued a press release entitled “Rectitude Holdings Partners with Agentis Intelligence Pte Ltd. to Strengthen Sales and Extend Global Presence of Super Sun Energy Storage Systems”. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release dated September 2, 2025, titled “Rectitude Holdings Partners with Agentis Intelligence Pte Ltd. to Strengthen Sales and Extend Global Presence of Super Sun Energy Storage Systems”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rectitude Holdings Ltd

Date: September 2, 2025	By:	/s/ Jian Zhang
	Name:	Jian Zhang
	Title:	Chairman of the Board of Directors and Chief Executive Officer

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